UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Hockaday, Irvine O. Jr.
   2600 Grand Avenue, Suite 450
   Kansas City, MO  64108
2. Issuer Name and Ticker or Trading Symbol
   The Estee Lauder Companies Inc.
   EL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   October 29, 2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Class A Common Stock       |10/30/|A (1|V|2,000             |A  |           |3,000 (2)          |D     |                           |
                           |02    |)   | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Stock Units (Share Pay|1 for 1 |10/30|A (3|V|900.05     |A  |     |     |Class A Comm|900.05 |$27.78 |900.05 (6)  |D  |            |
out)                  |        |/02  |)   | |           |   |     |     |on Stock    |       |       |            |   |            |
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Stock Units (Cash Payo|1 for 1 |10/29|A (4|V|51.62      |A  |     |     |Class A Comm|51.62  |$29.06 |            |D  |            |
ut)                   |        |/02  |)   | |           |   |     |     |on Stock    |       |       |            |   |            |
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Stock Units (Cash Payo|1 for 1 |10/30|A (5|V| 562.76    |A  |     |     |Class A Comm|562.76 |$29.32 |4,519.31 (6)|D  |            |
ut)                   |        |/02  |)   | |           |   |     |     |on Stock    |       |       |            |   |            |
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Option (Right to Buy) |$29.32  |10/30|A (1|V|5,000      |A  |10/30|10/30|Class A Comm|5,000  |$29.32 |5,000 (6)   |D  |            |
                      |        |/02  |)   | |           |   |/03  |/12  |on Stock    |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Granted pursuant to the Issuer's Non-Employee Director Share Incentive
Plan.
(2) Amount of Securities beneficially owned on October 30,
2002.
(3) Granted pursuant to the Issuer's Non-Employee Director Share Incentive Plan. Price per unit is based on the average closing price of the Issuer's Class A Common Stock for the twenty days preceding the date of grants.
(4) Reflects grant of stock units in lieu of cash for meeting fees.
(5) Reflects grant of stock units in lieu of cash for meeting fees and Quartely Retainer.
(6) Number of derivative securities beneficially owned on October 30,
2002.
SIGNATURE OF REPORTING PERSON
/s/ Spencer G. Smul, Attorney-in fact
DATE
October 31, 2002